Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065 fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Dr. Eldon R. Smith, Vasogen’s VP Scientific Affairs,
Appointed to the Order of Canada

Toronto, Ontario (November 21, 2005) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a leader in the research and commercial development of technologies targeting chronic inflammation underlying cardiovascular and neurological disease, is pleased to announce that Dr. Eldon R. Smith, Vice President, Scientific Affairs and a member of the Board of Directors, was appointed as an Officer to the Order of Canada during an investiture ceremony held last Friday in Ottawa. This prestigious appointment recognizes the major contributions Dr. Smith has made to healthcare as a cardiologist and researcher.

The Order of Canada is the country’s highest honour for lifetime achievement and service in various fields of human endeavour. Each year, the Governor General of Canada presents this honour on behalf of all Canadians to individuals who have demonstrated excellence, courage, or exceptional dedication to service in ways that bring special credit to Canada.

“On behalf of Vasogen and the Board of Directors, I would like to sincerely congratulate Eldon on this prestigious appointment recognizing his dedication and contribution to the field of cardiology,” commented David Elsley, President and CEO of Vasogen. “Eldon has been with Vasogen for over eight years and has made significant contributions to the advancement of the Company’s research and development programs.”

Dr. Smith is Professor Emeritus at the University of Calgary, Alberta, where he served as the Dean of the Faculty of Medicine subsequent to being Head of the Department of Medicine and the Division of Cardiology. He has served as President of the Canadian Cardiovascular Society, Chairman of the Scientific Review Committee of the Heart and Stroke Foundation of Canada, and President of the Association of Canadian Medical Colleges. He currently serves as Editor-in-Chief of The Canadian Journal of Cardiology and is a member of a number of boards, including the Alberta Heritage Foundation for Medical Research, Health Professions Advisory Board, and is the founder and President of the Lougheed Medical Research Foundation.

Dr. Smith is a graduate of Dalhousie University Medical School and completed cardiology and research training at the National Heart Institute, London, U.K., and the National Institutes of Health, Bethesda, Maryland. He has published more than 250 peer-reviewed papers, book chapters, and invited contributions.

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… page 2, November 21, 2005

About the Order of Canada
The Order of Canada is Canada’s highest civilian honour, with membership awarded to those who exemplify the Order’s Latin motto Desiderantes meliorem patriam, which means, “They desire a better country.” Created in 1967, the Order was established to recognize the contributions made by Canadians who made a major difference to Canada. The Order of Canada is the centrepiece of Canada’s Honours System and recognizes a lifetime of outstanding achievement, dedication to the community, and service to the nation or to humanity at large. The Order recognizes people in all sectors of Canadian society. Their contributions are varied, yet they have all enriched the lives of others and made a difference to this country.

About Vasogen
Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The Company’s lead product, the Celacade™ technology, is currently in two pivotal phase III clinical trials designed to support regulatory approval in North America and commercialization in North America and Europe. The 550-patient phase III SIMPADICO trial, which is designed to further investigate the use of Celacade technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease, is being closed out at 50 centers in North America in preparation for data analysis and reporting. The 2,400-patient phase III ACCLAIM trial, designed to further investigate the use of Celacade technology to reduce the risk of death and hospitalization in patients with advanced chronic heart failure, is fully enrolled and ongoing at 176 clinical centers in North America, Europe, and Israel. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory disorders. VP025, which has completed phase I clinical development, is the lead product candidate from this new class of drugs.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “intends,” “will,” “should,” “expects,” “projects,” and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of our clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company’s products, the availability of government and insurance reimbursements for the Company’s products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company’s public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.